NEWS RELEASE

October 17, 2006

Canetic Resources Trust Announces Director’s Resignation

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE) Canetic Resources Trust (“Canetic” or the “Trust”) announces today that Mr. Paul Colborne has tendered his resignation as a Director of Canetic Resources Inc. to afford him further time to pursue his many other business interests and responsibilities.

The Board of Directors wishes to acknowledge Mr. Colborne’s instrumental role in building StarPoint Energy Trust and to thank him for his many contributions to the Board including his assistance and insight as StarPoint Energy Trust and Acclaim Energy Trust were merged and integrated to form Canetic Resources Trust.

Canetic is one of Canada’s largest oil and gas royalty trusts.  Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the trust units are listed on the New York Stock Exchange under the symbol CNE.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300

Toll Free – 1-877-539-6300

info@canetictrust.com

www.canetictrust.com